

November 9, 2012

Via E-mail
A. Wade Pursell
Executive Vice President and Chief Financial Officer
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, Colorado 80203

> **Re: SM Energy Company**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 1, 2012**
> **File No. 001-31539**

Dear Mr. Pursell:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Proved Undeveloped Reserves, page 11

1.   We note you converted 8% of your proved undeveloped reserves ("PUDs") to proved developed reserves in 2011. Please tell us about your development plans in sufficient detail to explain how you intend to convert your PUDs within five years from initial booking.

2.   We note your statement that "As of December 31, 2011, we had no material proved undeveloped reserves that have been on our books in excess of five years." Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves. Please be more specific in your disclosure and affirm

to us, if true, that none of your PUD reserves are scheduled to be developed beyond five years after first booking, or otherwise advise.

Notes to Consolidated Financial Statements

Note 12 – Acquisition and Development Agreement and Carry and Earning Agreement, page 126

3.   We note you entered into an Acquisition and Development Agreement with Mitsui E&P Texas LP wherein you agreed to transfer a 12.5% working interest in certain non-operated oil and gas assets for Mitsui's agreement to carry 90% of certain drilling and completion costs attributable to your remaining interest in these assets, until Mitsui has paid a total of $680 million on your behalf. The agreement also included the conveyance of 50% of your ownership in gathering assets in exchange for reimbursement by Mitsui of 50% of the costs you have incurred. Please clarify for us how you accounted for this transaction on day one.   Additionally, please clarify the nature of the terms once payout has been reached.

Supplemental Oil and Gas Information (unaudited), page 128

Costs Incurred in Oil and Gas Producing Activities, page 128

4.   We note your disclosure under this heading includes separate line items for "Facility costs" and "Leasing activity." Please revise your presentation to reflect the disclosure specifically required by FASB ASC 932-235-50-18 and reflected in Example 3 in ASC 932-235-55-4.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 12 – Acquisition and Development Agreement, page 21

5.   We note you hold $93.8 million in cash payments from Mitsui and that $201.3 million of the $680.0 million carry amount has been spent as of September 30, 2012. Please expand your disclosure here to address the factors that impact the amount and timing of receipt of these carry amounts, such as whether the drilling carry amounts are to be funded on a predetermined schedule or will be reimbursed to you as they are billed by the operator. In addition, please expand your disclosure to discuss how these drilling carries impact your results of operations, if applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Non-GAAP Financial Measures, page 43

6.   We note your disclosure and reconciliation of EBITDAX as a non-GAAP financial measure used by management to evaluate operating performance and to evaluate compliance with a financial covenant required by your credit facility. As EBITDAX is used as a measure of liquidity as it relates to the outstanding credit facility, please amend your disclosure to also include a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure, or net cash provided by operating activities, as required by Item 10(e)(1)(i)(B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief